UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2026

Commission File Number:  001-38723

Tiziana Life Sciences LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 25, 2026, Tiziana Life Sciences LTD (the “Company”) issued this 6K announcing, that the last patient in its ongoing Phase 2a clinical trial has received their first dose of intranasal foralumab for the treatment of non-active Secondary Progressive Multiple Sclerosis (na-SPMS). Topline data is expected in late Q3/early Q4 of 2026, and is planned to be presented at the 10th joint Americas Committee for Treatment and Research in Multiple Sclerosis (ACTRIMS) and ECTRIMS meeting in Toronto, Canada in October 2026.

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LTD

Date: June 25, 2026	By:	/s/ Keeren Shah
		Name:	Keeren Shah
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Tiziana Life Sciences LTD Press Release, dated June 25, 2026

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